RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

SUPPL


10015482

April 2, 2010

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	**Particulars**
1.	Letter dated April 2,2010 intimating about disclosures with respect to acquisition of 19,600,000 equity shares on conversion of warrants into equity shares, as received from M/s AAA Project Ventures Private Limited

Copies of the above letters are enclosed herewith for information and records.

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Reliance Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

April 2, 2010

The General Manager
Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone: 2272 1121-22
2272 3121, 2272 3719
Facsimile: 2272 2037, 39 /2041-2061
Scrip Code: **500390**

Dear Sir,

Sub: **Disclosures on acquisition of Equity Shares by AAA Project Ventures Private Limited**

We enclose herewith the following disclosures with respect to acquisition of 19,600,000 equity shares on conversion of warrants into equity shares, as received from M/s AAA Project Ventures Private Limited.

1. Disclosure as required under Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the "Regulations"). **Annexure A**

2. Disclosure as required under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992. **Annexure B**

Kindly acknowledge the receipt of the same.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Encl: a/a

Reliance Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

April 2, 2010

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile: 6641 8124/25/26
Scrip Symbol: **REL INFRA**

Dear Sir,

Sub: **Disclosures on acquisition of Equity Shares by AAA Project Ventures Private Limited**

We enclose herewith the following disclosures with respect to acquisition of 19,600,000 equity shares on conversion of warrants into equity shares, as received from M/s AAA Project Ventures Private Limited.

1. Disclosure as required under Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the "Regulations"). **Annexure A**

2. Disclosure as required under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992. **Annexure B**

Kindly acknowledge the receipt of the same.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Encl: a/a

FORMAT FOR DISCLOSURE OF DETAILS OF ACQUISITION TO STOCK EXCHANGE BY TARGET COMPANY, IN TERMS OF REGULATION 7(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES AND TAKEOVERS) REGULATION, 1997

Name of the Target company	**Reliance Infrastructure Limited**	
Date of reporting	02.04.2010	
Name of the stock exchanges where the shares of the target company are listed	National Stock Exchange of India Limited Bombay Stock Exchange Limited	
Details of the acquisition / ~~sale~~ received in terms of Reg. 7(1) and 7(1A)		
Names of the acquirers / ~~sellers~~ and PACs with them	AAA Project Ventures Private Limited, Shri Anil D Ambani, Smt. Tina A Ambani, Shri Jaianmol A Ambani,Master Jaianshul A Ambani (through father and natural guardian Shri Anil D Ambani), Smt. Kokila D Ambani, Reliance Innoventures Private Limited *	
Date of acquisition / ~~sale~~	31.03.2010	
Date of receipt of intimation of allotment by acquirer / ~~seller~~	01.04.2010	
Mode of acquisition (e.g. open market/public issue/rights issue/ preferential allotment/*inter se* transfer etc.)	Subscription for equity shares on execise of options attached to warrants.	
Mode of sale (e.g. open market /MOU/off market etc.)	Not Applicable	
Particulars of acquisition/~~sale~~	Number	% w.r.t. total paid up capital of Target Company
(a) Shares/Voting rights (VR) of the acquirer/~~seller~~ before acquisition/~~sale~~	85,026,990	37.74
(b) Shares/voting rights acquired/~~sold~~	19,600,000	4.99
(c) Shares/VR of the acquirer/~~seller~~ after acquisition/~~sale~~	104,626,990	42.73
Paid up capital/total voting capital of the target company before the said acquisition	225,270,262 Equity Shares of Rs. 10 each	
Paid up capital/total voting capital of the target company after the said acquisition	244,870,262 Equity Shares of Rs. 10 each	

* Includes names of only those members of the Group as disclosed in terms of Regulation 3(1)(e)(i) of the SEBI (Substantial Acquisition of Shares & Takeovers) Regulation,1997, who actually hold shares in the Target Company

Note:

1. The disclosure shall be made within 7 days of receipt of information u/r 7(1) and 7(1A).

For Reliance Infrastructure Limited



Authorised Signatory

Place: Mumbai
Date: 02.04.2010

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulation, 1992

[Regulation 13(3) and (6)]

Regulation 13(6) - Details of change in shareholding in respect of persons holding more than 5% in a listed company

Name PAN & address of shareholders	Shareholding prior to acquisition / ~~sale~~	No. and percentage of shares/ voting rights acquired / ~~sold~~	Receipt of allotment advice/ ~~acquisition of shares / sale of shares~~ (specify)	Date of intimation to Company	Mode of acquisition (Market purchase/ public/rights/ preferential offer etc.)	No. & % of shares/voting rights post-acquisition / ~~sale~~	Trading member through whom the trade was executed with SEBI Registration No. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value	Sell quantity	Sell Value
AAAProject Ventures Private Limited Reliance Energy Centre, 3rd Floor, Santa Cruz (East) Mumbai 400 055 PAN:AAFCA0857P	83,498,937 37.07%	19,600,000 5.03%	31.03.2010	01.04.2010	Subscription for equity shares on exercise of options attached to warrants	103,098,937 42.10%	N.A.	N.A.	N.A.	N.A.	N.A	N.A.

Date : 02.04.2010

Place : Mumbai

For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary